Filed Pursuant to Rule 433
Registration No. 333-158663

Bank of America Corporation has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Bank of America Corporation has filed with the SEC for more complete information about Bank of America Corporation and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bank of America Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at (866) 500-5408.

SUMMARY

The following information summarizes the Common Equivalent Securities, the depositary shares, the Common Equivalent Stock and the Contingent Warrants to be offered pursuant to a registration statement.

Offered Securities	Bank of America Corporation is offering $18,800,000,000 of Common Equivalent Securities. Each Common Equivalent Security will consist of:

• one depositary share, which represents a 1/1,000th interest in a share of the Common Equivalent Stock and entitles the holder, through the depository, to a proportional fractional interest in the rights and preferences of the Common Equivalent Stock represented by the depositary share, including conversion, dividend, liquidation and voting rights; and

• a Contingent Warrant to purchase of a share of our common stock at an exercise price of $0.01 per share.

In the aggregate, upon issuance, shares of our common stock will be issuable upon conversion of the Common Equivalent Stock (or one share of common stock for each depositary share) and, in the event of a negative stockholder vote, as defined below, the Contingent Warrants will become exercisable for 60,000,000 shares of our common stock.

Upon issuance of the Common Equivalent Securities, the depositary shares and the Contingent Warrants will not be separable or transferable separately, and the Contingent Warrants will not be exercisable. At such time as the Common Equivalent Securities cease to exist, a holder of a Common Equivalent Security will become the holder of the depositary share and Contingent Warrant (if any) underlying such Common Equivalent Security and will have such rights as are provided for therein.

Increase in Authorized Common Stock	We have agreed to use our reasonable best efforts to hold a special meeting of our stockholders as soon as practicable, but not later than 105 days following completion of this offering, at which we will seek to obtain the requisite stockholder approval of an amendment to our amended and restated certificate of incorporation to increase the number of authorized shares of our common stock from 10,000,000,000 to a number at least sufficient to permit the full conversion of the Common Equivalent Stock into common stock. If we fail to obtain stockholder approval of the common stock amendment within 105 days following the completion of this offering, we have agreed that we will continue to seek to obtain such approval at least as frequently as every six months thereafter until approval has been obtained.

We refer to the amendment to our certificate of incorporation to increase our authorized common stock as provided above as the “common stock amendment,” and the first stockholders’ meeting following the completion of this offering at which we seek to obtain approval of the common stock amendment as the “special stockholders’ meeting.”

Stockholder Approval; Effect on Securities	If we obtain stockholder approval of the common stock amendment at the special stockholders’ meeting held on or before the 105th day following the completion of this offering, then at 9:30 a.m., New York City time, on the first business day following the later of the special stockholders’ meeting or the effectiveness of the common stock amendment:

• the Contingent Warrant will automatically expire, without having become exercisable;

• the Common Equivalent Stock automatically will convert in full into shares of our common stock, at a conversion rate of one (1) share of common stock for each depositary share (or 1,000 shares of common stock for each share of Common Equivalent Stock), subject to certain adjustments, with cash being paid for fractional shares; and

• the Common Equivalent Securities will cease to exist.

Negative Stockholder Vote; Effect on Securities	If our stockholders reject the common stock amendment at the special stockholders’ meeting (the “negative stockholder vote”), then at 9:30 a.m., New York City time, on the first business day following the negative stockholder vote:

• the Contingent Warrants and the depositary shares will separate and begin to trade separately (if not previously separated as a result of the failure to obtain stockholder approval on or before the 105th day following the completion of this offering as discussed below), the Contingent Warrants will become exercisable for a 30-day period, at the end of which they will expire, and the Common Equivalent Securities will cease to exist; and

• if not previously partially converted as described below due to the failure to obtain stockholder approval on or before the 105th day following the completion of this offering, the Common

Equivalent Stock automatically will partially convert into our common stock, to be effected by our issuance of 200,000,000 shares of common stock (subject to certain anti-dilution adjustments) to the holders of the Common Equivalent Stock; the conversion rate for the Common Equivalent Stock will be reduced proportionately; and the liquidation preference amount of the Common Equivalent Stock, as defined below, will be reduced in the same proportion as is the conversion rate.

Thereafter, the Common Equivalent Stock will remain outstanding and automatically convertible in full, at the reduced conversion rate (subject to certain anti-dilution adjustments), upon subsequent stockholder approval of the common stock amendment.

Failure to Obtain Stockholder Approval Within 105 Days; Effect on Securities	If we have not obtained the requisite stockholder approval of the common stock amendment on or before the 105th day following the completion of this offering, then at 9:30 a.m., New York City time, on the first business day following the 105th day:

• the Contingent Warrants and the depositary shares will separate and begin to trade separately and the Common Equivalent Securities will cease to exist (but the Contingent Warrants will not be exercisable unless and until a negative stockholder vote occurs and, if stockholder approval is received without a prior negative stockholder vote occurring, then the Contingent Warrants will expire without becoming exercisable); and

• the Common Equivalent Stock automatically will partially convert into our common stock, to be effected by our issuance of 200,000,000 shares of common stock (subject to certain anti-dilution adjustments) to the holders of the Common Equivalent Stock; the conversion rate for the Common Equivalent Stock will be reduced proportionately; and the liquidation preference amount of the Common Equivalent Stock, as defined below, will be reduced in the same proportion as is the conversion rate.

Thereafter, the Common Equivalent Stock will remain outstanding and automatically convertible in full, at the reduced conversion rate (subject to certain anti-dilution adjustments), upon subsequent stockholder approval of the common stock amendment.

Full Conversion of the Common Equivalent Stock	In the event the stockholders approve the common stock amendment at the special stockholders’ meeting held on or before the 105th day following the completion of this offering, among other consequences described above, the Common Equivalent Stock automatically will convert in full into shares of our common stock.

Partial Conversion of the Common Equivalent Stock; Subsequent Conversion of Common Equivalent Stock	In the event of a negative stockholder vote occurring on or before the 105th day following the completion of this offering, or if we have not obtained the requisite stockholder approval of the common stock amendment on or before the 105th day following the completion of this offering, among other consequences described above, the Common Equivalent Stock automatically will partially convert into our common stock, to be effected by the issuance of 200,000,000 shares of common stock (subject to certain anti-dilution adjustments) to the holders of the Common Equivalent Stock; the conversion rate for the Common Equivalent Stock will be reduced proportionately; the Common Equivalent Stock will remain outstanding and automatically convertible in full, subject to certain adjustments, at the reduced conversion rate (subject to certain anti-dilution adjustments) upon subsequent stockholder approval of the common stock amendment; and the liquidation preference amount of the Common Equivalent Stock will be reduced in the same proportion as is the conversion rate.

Exercise of the Contingent Warrants	In the event of a negative stockholder vote, and only in the event of a negative stockholder vote, among other consequences described above, the Contingent Warrants will become and remain exercisable for a 30-day period (regardless of whether stockholder approval occurs during the 30-day period), at the end of which they will expire. Even though the Contingent Warrants will separate from the depositary shares and trade separately in the event we have not obtained the requisite stockholder approval of the common stock amendment on or before the 105th day following the completion of this offering, the Contingent Warrants will only become exercisable in the event of a negative stockholder vote.

Dividends	Dividends on the Common Equivalent Stock will be non-cumulative and will be payable only when, as, and if declared by our board of directors. If our board of directors does not declare a dividend on the Common Equivalent Stock for any period, holders of the Common Equivalent Stock will have no right to receive, and we will have no obligation to pay, a dividend for that period. A holder of the Common Equivalent Stock will not be entitled to receive declared dividends if such holder was not the record holder as of the close of business on the applicable record date.

Our board of directors may not declare or pay any cash dividend or make any other cash distribution, including, but not limited to, regular quarterly dividends, on our common stock unless it declares and pays a dividend or makes a distribution on the Common Equivalent Stock at the same time and on the same terms in an amount per share equal to the product of (1) the dividend declared and paid on the common stock, and (2) the number of shares of common stock into which such share of Common Equivalent Stock is then convertible.

If our board of directors declares or makes a dividend or other distribution on or in respect of our common stock payable in securities or other property other than common stock or cash, such dividend or distribution shall be made to the extent practicable in respect of the Common Equivalent Stock as if the Common Equivalent Stock had been converted into common stock on the date of such distribution. Otherwise, we will make such adjustment to the conversion rate or other terms of the Common Equivalent Stock to provide the holder with an equivalent economic benefit.

In addition, upon the earlier to occur of the negative stockholder vote or the failure to obtain stockholder approval on or before the

105th day following the completion of this offering, additional non-cumulative quarterly cash dividends will become payable on the Common Equivalent Stock, when, as, and if declared by our board of directors (the “Additional Dividends”) prior to the payment of dividends on the common stock. The Additional Dividends will be payable at an initial annual rate of 10% of the liquidation preference amount, defined below. For each quarterly period subsequent to the first period for which this dividend is payable, the initial annual rate of this dividend will increase by 2% to a maximum annual rate of 16%.

Dividend Stopper	Subject to certain exceptions, as long as the Common Equivalent Stock is outstanding, we may not (1) declare or pay dividends on, make distributions with respect to, or redeem, repurchase or acquire, or make a liquidation payment with respect to, our common stock or (2) redeem, purchase, acquire or make a liquidation payment with respect to, or pay or make available monies for a sinking fund for the redemption of any parity securities (other than pursuant to pro rata offers to purchase all or a pro rata portion of the Common Equivalent Stock and parity securities), unless full Additional Dividends on the Common Equivalent Stock have been paid or declared and set aside for payment.

Voting Rights	Except as provided in our certificate of incorporation or as specifically required by Delaware law, holders of the Common Equivalent Stock will vote together with holders of our common stock on all matters upon which the holders of common stock are entitled to vote as a single class, except for the common stock amendment, and will be entitled to a number of votes per share of Common Equivalent Stock equal to the number of shares of our common stock into which such share is then convertible. The Common Equivalent Stock will not otherwise have voting rights, except in the case of certain dividend arrearages and except as specifically required by Delaware law.

Under Delaware law, stockholder approval of the common stock amendment will require the affirmative vote of a majority of the outstanding shares of common stock, voting as a separate class, in addition to the affirmative vote of a majority of the outstanding shares of stock entitled to vote on such matter.

Liquidation Rights	In the event of our voluntary or involuntary liquidation, dissolution, or winding up, holders of Common Equivalent Stock outstanding at the time of any such event will be entitled to receive, out of our assets legally available for distribution to stockholders, before any distribution of assets is made to holders of our common stock or any of our other stock that ranks junior to the Common Equivalent Stock as to such distributions, liquidating distributions in respect of such outstanding Common Equivalent Stock in the amount of its equivalent public offering price, based on the public offering price of a Common Equivalent Security (the “liquidation preference amount”). In the event of a partial conversion, the liquidation preference amount will be reduced proportionately.

In addition, if the amount of assets that would have been distributable in liquidation to the holder of a share of Common Equivalent Stock, if such stock had been converted into common stock immediately prior to such liquidation, exceeds the liquidation preference amount, the holder of each share of Common Equivalent Stock will be entitled to participate, to the extent of such excess, in the assets available for distribution in respect of our common stock (the “liquidation participation amount”).

Redemption	The Common Equivalent Stock is not redeemable by us and is not subject to any sinking fund or similar provision.

Preemptive Rights	The holders of the Common Equivalent Stock do not have any preemptive rights.

Ranking	With respect to the payment of dividends, the Common Equivalent Stock will rank junior to our existing and future issued preferred stock (and any other class or series of our equity securities that ranks senior to the Common Equivalent Stock in such respect), senior to our common stock (and any other class or series of our equity securities that ranks junior to the Common Equivalent Stock in such respect) with respect to the Additional Dividends, and equally with our common stock (and any other class or series of our equity securities that ranks equally with the Common Equivalent Stock in such respect) with respect to the dividends payable on the common stock to which the Common Equivalent Stock is entitled.

With respect to the payment of the liquidation preference amount on our liquidation, winding-up or dissolution, the Common Equivalent Stock will rank junior to our existing and future issued preferred stock (and any other class or series of our equity securities that ranks senior to the Common Equivalent Stock in such respect) and senior to our common stock (and any other class or series of our equity securities that ranks junior to the Common Equivalent Stock in such respect), and, with respect to the liquidation participation amount, junior to our existing preferred stock (and any other class or series of our equity securities that ranks senior to the Common Equivalent Stock in such respect) and equally with our common stock (and any other class or series of our equity securities that ranks equally with the Common Equivalent Stock in such respect).

Listing	After pricing of this offering, we expect that the Common Equivalent Securities will trade on the New York Stock Exchange under the symbol “BAC PrS.” If the Contingent Warrants separate from the depositary shares, we plan to apply to list the Contingent Warrants, as well as the depositary shares, separately on the New York Stock Exchange. We cannot guarantee that such applications will be approved.

Depositary Shares	We will deposit the Common Equivalent Stock underlying the depositary shares with the depository which will be the record holder of the Common Equivalent Stock. The holders of depositary shares will be required to exercise their proportional rights in the Common Equivalent Stock through the depository. Following conversion of the Common Equivalent Stock, the depository will deliver the common stock, and cash in lieu of fractional shares, that it receives from the conversion agent to the registered holders of the depositary shares on the books of the depository in proportion to the number of depositary shares held by each holder. The depository will distribute all cash dividends and distributions and liquidation distributions received on the Common Equivalent Stock to these registered holders pro rata. The depository will vote the Common Equivalent Stock in proportion to the instructions received from the holders of the Common Equivalent Securities or, after separation, from the holders of depositary shares and to the extent it receives no such instructions, it will vote depositary shares held by it proportionately with instructions received.

Value Allocation	For accounting and tax purposes, we intend to treat the Common Equivalent Securities as comprised of two instruments, the depositary shares and the Contingent Warrants, with separate value ascribable to each; however, we expect that the value of the Contingent Warrant will be de minimis.

Depository, Transfer Agent, Registrar, Dividend Disbursing Agent, Conversion Agent, and Warrant Agent	Computershare Trust Company, N.A. will serve as depository, transfer agent, and registrar for the Common Equivalent Stock and transfer agent and registrar for the depositary shares and the Common Equivalent Securities.

Computershare Inc. will serve as dividend disbursing agent for the depositary shares, and Computershare Trust Company, N.A. and Computershare Inc. collectively will serve as conversion agent for the Common Equivalent Stock and Warrant Agent for the Contingent Warrants.

Common Equivalent Securities (“CES”)

Structure Summary

Common Equivalent Security (“CES”)

(One Depositary Share + One Contingent Warrant)

Depositary Share

- Represents 1/1000th interest in a share of Common Equivalent Stock
- **Conversion**: Automatically converts to 1 common share upon receipt of approval to increase authorized common shares
- **Dividend**: Payable 1-for-1 with common dividend
- **Liquidation Preference**: Equal to original offering price of CES, plus 1-for-1 participation with common in upside
- **Voting**: 1-for-1 with common, except on the increase in authorized shares
- **Ranking**: Junior to all other preferred stock, and senior to common stock
- **Redemption**: Not redeemable
- **Stockholder Approval**: Special stockholder vote for authorization of additional common shares within 105 days of issue date

Contingent Warrant

- Warrant to purchase • of a share of common at an exercise price of $0.01 / share
- Warrant only exercisable upon “No” vote. If “No” Vote, warrant exercisable for 30 days

“Yes” Vote →

1 Share of Common Stock

- **Depositary Share automatically converts to common on 1-for-1 basis (as adjusted for any prior partial conversion)**
- **If unexercisable, warrant expires**

Upon Earlier of
i) “No” Vote, or
ii) 105 days after issue date
→

1 Depositary Share and 1 Contingent Warrant

- Depositary Share remains outstanding
- **Partial Conversion**: 200 million aggregate Depositary Shares will convert into common on a pro rata basis
- **Additional Dividend**: In addition to common dividend, Common Equivalent Stock also will pay non-cumulative cash dividend of 10%
  - Rate increases by 200 bps per quarter, up to 16% cap
- **Stockholder Approval**: Will continue to seek stockholder approval at least every six months
- **Separation**: Warrant separates from the Depositary Share
- **Warrant**: On a “No” vote and only on a “No” vote, warrant becomes immediately exercisable at $0.01 / share
  - Warrant expires 30 days after “No” vote

Upon subsequent “Yes” Vote → 1 Share of Common Stock